SunAmerica Investments, Inc. v. idealab!, Inc., et al.

On July 19, 2004, a Complaint for Damages and Injunctive and Other Relief was filed in the Superior Court of the State of California (Los Angeles County) against idealab!, Inc. and several former holders of idealab! Series D Preferred shares. The T. Rowe Price Science & Technology Fund is a named defendant. This litigation has arisen from a matter in which the Series D shareholders sued idealab! and several of its officers and directors in connection with a tender offer made to the shareholders. That lawsuit was captioned, "Kline Hawks Calif. SBIC, L.P., et al. v Bill Gross, et al." In settlement of that litigation, the Series D shareholders entered into a Settlement and Stock Purchase Agreement ("Agreement") in April 2004. The Series D shareholders received 19 cents per share under the terms of this Agreement. The SunAmerica lawsuit alleges breaches of contract and fiduciary duty and seeks to undo the Agreement. The Science & Technology Fund is indemnified by idealab! under the terms of the Agreement, and its counsel is representing all of the defendants in the SunAmerica litigation.